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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 2)
                    Under the Securities Exchange Act of 1934

                                ITEX CORPORATION
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   465647 204
                                 (CUSIP Number)

                             Collins M. Christensen
                                6349 Auburn Blvd.
                            Citrus Heights, CA 95621
                                 (916) 483-0803
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                January 12, 2006
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                       (Continued on the following pages)

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

CUSIP No. 465647 204               13D                 PAGE 2 OF 6 PAGES
--------------------                                   -----------------

   1    Name of Reporting Person

               COLLINS M. CHRISTENSEN

        I.R.S. Identification No. of Above Person (Entities Only)

               N/A
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   2    Check the Appropriate Box if a Member of a Group*         (a) [ ]
                                                                  (b) [ ]
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   3    SEC Use Only

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   4    Source Of Funds*

               N/A
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   5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
        Items (2)(d) or 2(e) [ ]

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   6    Citizenship Or Place Of Organization

        UNITED STATES CITIZEN
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          Number of      7    Sole Voting Power

           Shares             1,659,080
                         -------------------------------------------------------
        Beneficially     8    Shared Voting Power

          Owned by            - 0 -
                         -------------------------------------------------------
            Each         9    Sole Dispositive Power

          Reporting           1,659,080
                         -------------------------------------------------------
         Person With     10   Shared Dispositive Power

                              - 0 -
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   11   Aggregate Amount Beneficially Owned by Each Reporting Person

        1,659,080
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   12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
        [ ]

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  13    Percent of Class Represented by Amount in Row (11)

        8.8%
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  14    Type Of Reporting Person*

        IN
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                                   Page 2 of 6

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ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $.01 per share, of ITEX Corporation, a Nevada corporation ("ITEX" or the "Company"). The address of ITEX's principal executive office is 3625 132nd Ave. SE, Ste. 200, Bellevue, Washington 98006.

ITEM 2.  IDENTITY AND BACKGROUND.

         The names, addresses, principal occupations or employment, involvement in certain legal proceedings, and citizenship of the person filing this statement is as follows:

         (a)   Collins M. Christensen

         (b)   6349 Auburn Blvd. Citrus Heights, CA 95621

         (c) Mr. Christensen is a real estate investor, and conducts business at Eagles Nest Partners, 6349 Auburn Blvd., Citrus Heights, CA 95621.

         (d) Mr. Christensen, during the past five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Christensen, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Christensen being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)   United States citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Collins Christensen became an owner of over twelve percent (12%) of the outstanding shares of common stock of ITEX Corporation in October of 1999. On October 20, 1999, ITEX acquired all of the outstanding stock of California Trade Exchange, Inc., a California corporation ("California Trade Exchange"), a company owned by Collins Christensen. The acquisition was paid for through the issuance of 1,966,667 shares of ITEX's restricted Common Stock to Mr. Christensen. California Trade Exchange's primary identifiable assets were accounts receivable, furniture and equipment, California Trade Exchange's client lists and the right to service ITEX's clients. All other acquisitions by Mr. Christensen were purchases with his own funds or as compensation for services to the Company. Mr. Christensen did not acquire beneficial ownership of any of the shares of common stock with borrowed funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Christensen acquired the shares of Common Stock for investment purposes only. On July 30, 2004, Mr. Christensen sold 200,000 shares of common stock to the CEO of ITEX in a privately negotiated transaction. On January 12, 2006, Mr. Christensen sold 250,000 shares of common stock to ITEX in a privately negotiated transaction. Mr. Christensen will continue to evaluate his ownership and voting position in the Company and may consider the following future courses of action:

                                   Page 3 of 6
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    o    Mr. Christensen, subject to and depending upon availability at prices deemed favorable by Mr. Christensen, may purchase additional shares of ITEX's Common Stock from time to time in the open market or in privately negotiated transactions with third parties.

    o Further, while it is not the present intention of Mr. Christensen to do so, he reserves the right to dispose of additional shares of Common Stock held by him in the open market, in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

         Mr. Christensen has no other current plans or proposals which relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ITEX or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of ITEX or any of its subsidiaries;

         (d) Any change in the present board of directors or management of ITEX, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of ITEX;

         (f) Any other material change in ITEX's business or corporate structure;

         (g) Changes in ITEX's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ITEX by any person;

         (h) Causing a class of securities of ITEX to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of ITEX becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)  Any action similar to any of those enumerated above.

         Mr. Christensen may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) Beneficial Ownership. The person filing this statement is the beneficial owner of the following numbers of shares of Company common stock which represent the indicated percentage of the 18,826,132 shares of common stock outstanding as of January 12, 2006:

                                                  Shares         Percent
                                               Beneficially     of Voting
         Name                                      Owned         Shares
         -----------------------------------   ------------    ----------
         Collins Christensen                      1,659,080(1)        8.8%

         (1) Except pursuant to applicable community property laws, Mr. Christensen has sole, direct beneficial ownership of the shares, and exercises sole voting and investment power with respect to the shares.

                                   Page 4 of 6
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         (c)   Recent Transactions. The following table identifies each
transaction in Company common stock that was effected during the past 60 days by Collins Christensen:

                                                     Number of
                                                       ITEX          Price
Date of Transaction      Nature of Transaction        Shares       per share
-------------------    -------------------------    ----------    -----------
 January 12, 2006      Privately negotiated sale       250,000    $       .55

         (d) A portion of the Common Stock is owned by Mr. Christensen's wife, Kira Christensen under California community property laws. No other person is known, with respect to shares of Company common stock, to have the right to receive dividends or to have the power to direct the receipt of dividends or to receive or direct the receipt of proceeds from the sale of Company stock from any person filing this statement.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the person filing this statement with respect to any securities of the Company, including, without limitation, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Not applicable

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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   January 13, 2006

                                                         /s/ Collins Christensen
                                                         -----------------------
                                                         Collins M. Christensen

         Attention:  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001)

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